P.E. 12/31/01

1-13634

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of December 2001

Tomkins PLC
(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: News Release dated 18 December 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 11 January 2001

By: [signature]
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

TOMKINS

News Release

18 December 2001

Interim Results Date Notification

Tomkins PLC, will be announcing its interim results for the six months to 30 October 2001 on Tuesday, 15 January 2002.

Enquiries:

Rollo Head / Charlotte Festing 020 7251 3801
Finsbury

END

TOMKINS PLC
EAST PUTNEY HOUSE
84 UPPER RICHMOND ROAD, LONDON SW15 2ST
TEL: +44 (0)20 8871 4544 FAX: +44 (0)20 8877 9700